

June 17, 2021

John R. Ciulla
Chief Executive Officer
Webster Financial Corporation
145 Bank Street
Waterbury, CT 06702

> **Re: Webster Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed June 11, 2021**
> **File No. 333-257035**

Dear Mr. Ciulla:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance